CHELSEA ANNOUNCES FILING OF THIRD QUARTER 2015 FINANCIAL STATEMENTS AND MD&A AND CORPORATE UPDATE

Calgary, Alberta, Canada, November 30, 2015 -- Chelsea Oil & Gas Ltd. ("Chelsea" or the "Company") (OTCBB: COGLF) announces that it has filed its unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine month periods ended September 30, 2015 and 2014 and its related management's discussion and analysis with applicable Canadian securities regulatory authorities.

Copies of each of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Operational Update

During 2015, Chelsea has actively sourced new pools of capital to advance the Company’s operations. Potential fund raising options have included the issuance of equity or debt, farming out a portion of Chelsea’s 5.0 million acres of exploration lands, or selling down its interest in a portion of the Company’s 7 existing discoveries (6 oil, 1 gas).

The decline in global commodity prices and industry activity has made these efforts more challenging. Notwithstanding these headwinds, the Company is encouraged with the progress it has made to date. To the extent that one or more of these financing sources can be arranged, Chelsea will notify investors immediately.

About Chelsea Oil & Gas Ltd.

Chelsea Oil & Gas is an Australian focused exploration, development and production company with 5.0 million net acres of land onshore Australia. Chelsea has a portfolio of assets which include 6 existing oil and 1 gas discovery with independently evaluated reserves and significant resource potential in two emerging unconventional plays offsetting supermajors who have committed to invest up to $400 million in the next 3 years on immediately offsetting lands.

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com